Exhibit 99.1

AMARIN REPORTS FIRST QUARTER 2007 RESULTS

Business Update on Conference Call
at 8.30 a.m. Eastern Time, Today, May 10, 2007

LONDON, United Kingdom, May 10, 2007 – Amarin Corporation plc (NASDAQ: AMRN) (“Amarin” or the "Company") today reported financial results for the first quarter ended March 31, 2007.

Effective January 1, 2007, Amarin has adopted International Financial Reporting Standards (“IFRS”). Figures for comparative periods have been restated to IFRS. For further information with respect to the application of IFRS to our accounts, please refer to our IFRS transition document available on our website and furnished to the SEC on Form 6-K on May 9, 2007.  For the first quarter of 2007, Amarin reported a net loss of $8.8 million, or $0.10 per share, compared with net loss of $9.0 million, or $0.11 per share, in the first quarter of 2006.

Rick Stewart, chief executive officer of Amarin, commented, “The recently announced data from our phase III trials in Huntington’s disease were very disappointing for the company, our shareholders and the HD community.   These trials represent the largest therapeutic programme ever conducted in Huntington’s disease and we continue to analyze the data across the 600 patients enrolled.”

Mr Stewart continued, “Over the past two years we have successfully built a valuable development pipeline from which we hope the next phase III program emerges.  While we continue to evaluate the potential of Miraxion in treating several central nervous system disorders, we also intend to progress the development of our broad pipeline in Parkinson’s disease, epilepsy seizures and other central nervous system disorders.  Our experienced and recently expanded management team, our development expertise and our strong financial position, provides us with the resources necessary to drive significant shareholder value.”

RECENT HIGHLIGHTS

•
Top-line results of two Phase III studies of Miraxion in Huntington’s disease– April 24, 2007, Amarin announced top-line results from its Phase III clinical trials of Miraxion to treat Huntington’s disease (HD). The Company conducted two Phase III double-blind, placebo-controlled studies in which HD patients were randomized to receive either placebo or two grams of Miraxion daily for six months. Study data showed no statistically significant difference in either study between Miraxion and placebo with regard to the primary and secondary endpoints.

•
Appointment of Declan Doogan, M.D. to the newly-created position of President, Research and Development– April 10, 2007, Dr Doogan was appointed to the newly-created position of President, Research and Development. Most recently, Dr Doogan was Senior Vice President and Head of Worldwide Development at Pfizer Global Research and Development. In recent years, he held a number of senior positions in Pfizer in the U.S. and the U.K.

•

•
Appointment of Paul Duffy as President, U.S. Commercial Operations – April 3, 2007, Mr Duffy was appointed as President, U.S. Commercial Operations. Mr Duffy brings more than 30 years of neuroscience sales and marketing experience with Novartis Pharmaceuticals, having held sales and marketing positions of increasing responsibility from 1972 to 2003, leading to his most recent position as U.S. National Sales Director-Neuroscience which he held from 1999-2003. Mr Duffy left Novartis to co-found Alamo Pharmaceuticals. At Alamo, he created a fully integrated commercial pharmaceutical company to market Fazaclo, a reformulation of Novartis’ anti-psychotic drug, Clozaril.  Alamo was acquired by Avanir Pharmaceuticals last year.

•
Acquisition of global license to develop and market a novel, nasal lorazepam formulation for the treatment of emergency seizures in epilepsy patients – March 6, 2007, Amarin acquired a global license to develop and market a novel, nasal lorazepam formulation for the out-patient treatment of emergency seizures in epilepsy patients, specifically status epilepticus (SE) and acute repetitive seizures (ARS). This formulation utilises the patent protected NanoCrystal® Technology from Elan Corporation, plc.

•
Board Appointment - February 27, 2007, Professor William Hall was appointed to Amarin’s board as non-executive director. Professor Hall has significant experience and expertise in neuro-virology and is a clinical scientist and Professor of Medicine, School of Medicine and Medical Sciences and Director of the National Virus Reference Library at University College Dublin.

FINANCIAL RESULTS

For the quarter ended March 31, 2007, Amarin’s operating loss was $9.7 million, compared with an operating loss of $6.6 million for the same period in 2006.  The increase for the quarter is primarily due to higher research and development costs and non-cash share-based compensation expenses.

Research and development costs of $4.4 million include third party research contract costs, staff costs, preclinical study costs, clinical supplies and the costs of conducting clinical trials.  The increase for the first quarter of $1.6 million when compared to the comparative period of 2006 is primarily due to the costs of the two Phase III trials with Miraxion in Huntington’s disease.

Selling, general and administrative costs primarily represent Amarin’s general corporate overhead, the Company’s substantial investment in intellectual property and the business and corporate development costs of pursuing its growth strategy, including the costs of evaluating potential in-licensing and acquisition opportunities. Selling, general and administrative costs for the first quarter 2007 of $4.0 million increased by $0.7 million when compared to the same period in 2006. This increase included a payment of $0.2 million to Neurostat and a non-cash charge of $0.3 million for warrants issued to Neurostat with respect to the license of the nasal formulation of lorazepam to Amarin from Elan.  Selling, general and administrative costs were particularly high in the first quarter due to an unusually high level of financial and accounting activities.  For example, the costs of transitioning the Company’s financial reporting to IFRS included professional fees in excess of $0.1 million.

Non-cash share based compensation expense increased $0.8 million to $1.1 million when compared to the same period in 2006. This increase was due to option grants during the period.

Finance expense decreased by $2.8 million when compared to the same period in 2006. The finance charge in the first quarter of 2006 related to the future investment right which was granted under the May 2005 financing and was exercised in the first quarter of 2006. A loss of $2.8 million was recorded in the comparative quarter being the movement in the fair value of the future investment right from January 1, 2006 to March 15, 2006, the date of exercise.

Intangible assets

On April 24, 2007, Amarin announced the results from its Phase III clinical trials of Miraxion to treat HD, which showed no statistically significant difference in either study between Miraxion and placebo with regard to primary and secondary endpoints.  At March 31, 2007, the valuation model for Miraxion, which incorporated appropriate industry-based risk factors, continued to show that the fair value of Miraxion was in excess of its book value of $9.5 million and, on that basis, no impairment write down is recognised in respect of the intangible asset at March 31, 2007.

While Miraxion may have potential value in central nervous system disorders and other therapeutic indications, due to the results of the Phase III trials, at this stage, Amarin has determined that it is appropriate to write off the intangible asset, all of which relates to Miraxion. This is a non-adjusting event for the first quarter.  The non-cash write off will occur in the second quarter of 2007 and will increase net loss and reduce net assets of Amarin by an amount equivalent to the intangible asset’s carrying value at the date of impairment, estimated to be $9.5 million.

Cash Position

At March 31, 2007, Amarin had cash of $29.0 million compared to $36.8 million at December 31, 2006. The decrease in cash balances is due to operating cash outflows during the period.

Amarin has no debt other than working capital liabilities. Based upon current business activities, Amarin forecasts having sufficient cash to fund its operations for at least the next 12 months and potentially beyond depending on the outcome of possible partnering activities with its development pipeline.

At March 31, 2007, Amarin had 90.7 million ordinary shares in issue and options and warrants outstanding to purchase 19.5 million shares.

CONFERENCE CALL

Amarin management will host a conference call to discuss these results and to provide a business update at 8:30 a.m., Eastern Daylight Time, 1:30 p.m., Greenwich Mean Time, today, May 10, 2007. To participate in the call, please dial (800) 968 7995 (toll free) in the U.S. or +1 (706) 679 8403 (toll) elsewhere. The conference ID is 8011204. A telephone replay will be available shortly after the conference call through 12:00 Midnight, Eastern Daylight Time, on Friday, August 10, 2007, on the link on the Amarin’s website www.amarincorp.com or by dialling (800) 642 1687 (tollfree) in the U.S. or +1 (706) 645 9291

(toll) elsewhere, and entering the access code 8011204.  In addition, the call will also be webcast live and a link will be on the Amarin’s website at www.amarincorp.com.  Information on the Amarin’s website is not part of this press release.

About Amarin
Amarin is committed to improving the lives of patients suffering from diseases of the central nervous system.  Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s core development pipeline includes Miraxion for several therapeutic indications, an oral formulation of apomorphine for treating patients with advanced Parkinson’s disease, a nasal formulation of lorazepam for treating emergency seizures and our proprietary pre-clinical combinatorial lipid program.

Amarin has its primary stock market listing in the U.S. on NASDAQ (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	President and Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.
Anne Marie Fields	+1 212 838 3777
Bruce Voss	+1 310 691 7100

Media:
Powerscourt	+44 (0) 207 250 1446
Rory Godson
Victoria Brough

Disclosure Notice:

The information contained in this document is as of May 10, 2007.  Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.  This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following:  the success of

Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in International and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on March 5 2007, Amarin’s statutory annual report for the year ended 31 December, 2006 furnished on a Form 6-K to the SEC on May 9, 2007 and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.

Amarin Corporation plc
Period Ended 31 MARCH 2007 Selected Data (IFRS - UNAUDITED)

	Three months ended 31 March
	2007	2006
	Total	Total
	$’000	$’000

Revenue	-	-

Gross profit	-	-

Operating expenses:
Research and development	4,378	2,791
Selling, General & Administrative	3,996	3,298
Amortisation of intangible assets	169	169
Share-based compensation (non-cash)	1,130	349

Operating expenses	9,673	6,607

Total research & development	4,617	2,906
Total selling, general & administrative	5,056	3,701
Total operating expenses	9,673	6,607

Total operating (loss)	(9,673)	(6,607)

Finance income	552	37
Finance expense	-	(2,820)
(Loss) before taxes	(9,121)	(9,390)

Income tax credit	317	390

Net (loss) for the period	(8,804)	(9,000)

Weighted average shares - basic	90,484	78,307
(Loss)/income per share:
Basic	(0.10)	(0.11)
Diluted	(0.10)	(0.11)

Amarin Corporation plc
Period Ended 31 MARCH 2007 Selected Data (IFRS - UNAUDITED)

	As at 31 March	As at 31 Dec
	2007	2006
	$’000	$’000
1. Selected Balance Sheet Data
Assets
Non-current assets
Property, plant and equipment	632	314
Intangible fixed assets	9,480	9,636
Available for sale investment	20	18
	10,132	9,968
Current assets
Income tax recoverable	1,169	1,617
Other current assets	1,216	1,172
Cash	28,969	36,802
Total current assets	31,354	39,591

Total assets	41,486	49,559

Liabilities
Non-current liabilities
Provisions	81	119
Other liabilities	99	116
Total non-current liabilities	180	235

Current liabilities
Trade payables	1,435	2,096
Accrued expenses & other liabilities	8,767	8,660
Total current liabilities	10,202	10,756

Total liabilities	10,382	10,991

Equity
Capital and reserves attributable to equity holders
Share capital	7,991	7,990
Other reserves	23,113	30,578

Total shareholders' equity and liabilities	41,486	49,559

2. The selected financial data set out in this press release should be read in conjunction with our 2006 Annual Report on Form 20-F, which was filed with the SEC on March 5, 2007, our 2006 Statutory Annual Report (including risk factors described therein), which was furnished to the SEC on Form 6-K on May 9, 2007, and our IFRS transition document also furnished to the SEC on Form 6-K on May 9, 2007.

3. Intangible assets
On April 24, 2007, Amarin announced the results from its Phase III clinical trials of Miraxion to treat HD, which showed no statistically significant difference in either study between Miraxion and placebo with regard to primary and secondary endpoints. At March 31, 2007, the valuation model for Miraxion, which incorporated appropriate industry-based risk factors, continued to show that the fair value of Miraxion was in excess of its book value of $9.5 million and, on that basis, no impairment write down is recognised in respect of the intangible asset at March 31, 2007.  While Miraxion may have potential value in central nervous system disorders and other therapeutic indications, due to the results of the Phase III trials, at this stage, Amarin has determined that it is appropriate to write off the intangible asset, all of which relates to Miraxion. This is a non-adjusting event for the first quarter. The non-cash write off will occur in the second quarter of 2007 and will increase net loss and reduce net assets of Amarin by an amount equivalent to the intangible asset’s carrying value at the date of impairment, estimated to be $9.5 million.